Exhibit A

Ceragon Announces Share Repurchase Program

        TEL AVIV, Israel, October 27, 2008 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity Ethernet and TDM wireless backhaul solutions, today announced that its Board of Directors authorized the repurchase of its shares in a total aggregate amount not to exceed $20 million. The timing and the amounts purchased will be at the Company’s discretion, and the purchases may occur in the open market or in negotiated or block transactions, all subject to regulatory requirements.

        “The strength of our balance sheet gives us the financial flexibility to fund our future growth as well as purchase our shares from time to time when we believe they represent a particularly attractive investment opportunity,” said Ira Palti, President and CEO of Ceragon Networks Ltd. “Given the positive outlook for our business, we believe we have an excellent opportunity to capture value that we believe is not reflected in our shares at current prices.”

        The Company does not intend to repurchase shares from management or other insiders. No time limit was set for the repurchase program, it does not obligate the Company to acquire any specific number of shares, and the program may be suspended or discontinued at any time.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable fiber-like connectivity for SONET/SDH networks, next generation IP-based networks and hybrid networks. Ceragon’s FibeAir® family of products support all wired and wireless access technologies and address Service Providers’ need to cost-effectively build-out and scale their networks to meet increasing demands for bandwidth and premium services. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in 85 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Company Contact:	Investor Contact:
Yoel Knoll	Vered Shaked
Ceragon Networks Ltd.	Ceragon Networks Ltd.
+972-3-766-6419	+972-3-645-5513
yoelk@ceragon.com	ir@ceragon.com